UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Cerplex Group Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    156913204
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2911

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 156913204                                         Page 2 of ____ Pages

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) |_|
        (b) |X|

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        Not applicable

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                                7    SOLE VOTING POWER

                                     See Item 5

    NUMBER OF                   8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                       See Item 5
    OWNED BY
 EACH REPORTING                 9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                           See Item 5

                                10   SHARED DISPOSITIVE POWER

                                     See Item 5

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5

 14     TYPE OF REPORTING PERSON*

        BK, HC, 00




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 2 amends and supplements Amendment No. 1, filed on August 6, 1996, to the Schedule 13D, originally filed on April 15, 1994, with respect to the shares of common stock, par value $.001 per share (the "Shares"), of the Cerplex Group, Inc., a Delaware Corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 1.

                  All references in Amendment No. 1 to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 2, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term "CSFB-USA", respectively.

      Item 2.     Identity and Background.

                  The response set forth in Item 2 of Amendment No. 1 is hereby amended as follows:

                  (i) by deleting the first paragraph and replacing it with the following:

                  "This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

                  The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

                  As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) Sprout Growth II, L.P., a Delaware limited partnership ("Growth II"); (2) DLJ Capital Corporation, a Delaware corporation ("DLJCC") and (3) Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC" (together with the entities listed in (1) and (2) above, the "DLJ Entities"))."

                  (ii) by deleting the sixth through thirteenth paragraphs and replacing them with the following:

                  "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and office is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

                  CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit) may beneficially own Shares, and such Shares are not reported in this Amendment No.
2. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

                  The address of the principal business and office of CSFBI is 11 Madison Avenue, New York, New York 10010.

                  The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those DLJ Entities that are corporations are set forth on Schedules A through E, respectively, attached hereto, each of which is incorporated by reference herein.

                  During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through E attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

      Item 5.     Interest in Securities of the Issuer.

                  The response set forth in Item 5 of the Amendment is hereby amended as follows:

                  (i) by adding, at the beginning of the first paragraph of such response, the words "(a) - (b) The information set forth in this and the six following paragraphs is presented as of August 6, 1996."

                  (ii) by deleting the fourth through sixth paragraphs.

                  (iii) by inserting after the tenth paragraph the following:

                  "As of the date of this Amendment No. 2, Growth II directly holds 900,053 Shares and has shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 2, DLJCC directly holds 91,635 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 991,688 Shares, representing 13.6% of the outstanding Shares."

                  The response set forth in (c) of Item 5 of Amendment No. 1 is hereby deleted and replaced by the following:

                  "No transactions in the Shares have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

      Item 7.     Material to be filed as Exhibits.

                  The response set forth in Item 7 is hereby amended as follows.

                  Exhibit 3 of the Amendment is hereby deleted in its entirety.

                  Exhibit 8 of the Amendment is hereby deleted in its entirety.

                  Exhibit 9 of the Amendment is hereby deleted in its entirety.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 14, 2000

                                       Credit Suisse First Boston, acting solely
                                          on behalf of the Credit Suisse First
                                          Boston business unit.

                                       By: /s/ Lindsay Hollister
                                           -----------------------
                                           Name: Lindsay Hollister
                                           Title: Director

                                    SCHEDULES

                  Schedules C through K are hereby deleted in their entirety and replaced with the following:

                                                                      Schedule C


                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

          The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.


Name and Title                        Business Address            Principal Occupation               Citizenship
--------------                        ----------------            --------------------               -----------
Joe L. Roby                           11 Madison Avenue           Chairman, Credit Suisse First      USA
Board Member                          New York, NY 10010          Boston business unit

Allen D. Wheat                        11 Madison Avenue           Chairman of the Executive Board    USA
President and                         New York, NY 10010          and President and Chief
Chief Executive Officer                                           Executive Officer, Credit Suisse
and Board Member                                                  First Boston business unit and
                                                                  Member of the Executive Board,
                                                                  Credit Suisse Group


Anthony F. Daddino                    11 Madison Avenue           Chief Administrative Officer,      USA
Chief Financial and                   New York, NY 10010          Credit Suisse First Boston
Administrative Officer and                                        business unit
Board Member

Brady W. Dougan                       11 Madison Avenue           Head of Equities, Credit Suisse    USA
Division Head-Equities                New York, NY 10010          First Boston business unit
and Board Member

D. Wilson Ervin                       11 Madison Avenue           Head of Strategic Risk             USA
Head of Strategic                     New York, NY 10010          Management, Credit Suisse First
Risk Management                                                   Boston business unit

David C. Fisher                       11 Madison Avenue           Chief Accounting Officer, Credit   USA
Chief Accounting Officer              New York, NY 10010          Suisse First Boston business unit

Gates H. Hawn                         11 Madison Avenue           Head of Financial Services,        USA
Head of Financial                     New York, NY 10010          Credit Suisse First Boston
Services Group and                                                business unit
Board Member

Stephen A. M. Hester                  11 Madison Avenue           Head of Fixed Income, Credit       USA
Division Head-Fixed                   New York, NY 10010          Suisse First Boston business unit
Income and Board Member

Hamilton E. James                     11 Madison Avenue           Co-Head of Investment Banking,     USA
Division Co-Head-Investment           New York, NY 10010          Credit Suisse First Boston
Banking and Board Member                                          business unit

Christopher G. Martin                 11 Madison Avenue           Head of Technology, Operations     USA
Head of Technology,                   New York, NY 10010          and Finance, Credit Suisse First
Operations and Finance                                            Boston business unit

Joseph T. McLaughlin                  11 Madison Avenue           Executive Vice President, Legal    USA
General Counsel                       New York, NY 10010          and Regulatory Affairs, Credit
and Board Member                                                  Suisse First Boston business unit

Garrett M. Moran                      11 Madison Avenue           Head of Private Equity, Credit     USA
Division Head of                      New York, NY 10010          Suisse First Boston business unit
Private Equity

Robert C. O'Brien                     11 Madison Avenue           Head of Private Equity, Credit     USA
Chief Credit Officer                  New York, NY 10010          Suisse First Boston business unit

Richard E. Thornburgh                 11 Madison Avenue           Vice-Chairman of the Executive     USA
Division Head-Finance,                New York, NY 10010          Board and Chief Financial
Administration and Operations                                     Officer, Credit Suisse First
and Board Member                                                  Boston business unit and Member
                                                                  of the Executive Board, Credit
                                                                  Suisse Group

Charles G. Ward, III                  11 Madison Avenue           Vice-Chairman of the Executive     USA
Division Co-Head-Investment           New York, NY 10010          Board and Chief Financial
Banking and Board Member                                          Officer, Credit Suisse First
                                                                  Boston business unit and Member
                                                                  of the Executive Board, Credit
                                                                  Suisse Group

Lewis H. Wirshba                      11 Madison Avenue           Co-Head Investment Banking,        USA
Treasurer                             New York, NY 10010          Credit Suisse First Boston
                                                                  business unit

Robert M. Baylis                      11 Madison Avenue           Member of the Board of Directors   USA
Board Member                          New York, NY 10010          for various unaffiliated
                                                                  companies and organizations

Philip K. Ryan                        11 Madison Avenue           Member of the Executive Board      USA
Board Member                          New York, NY 10010          and Chief Financial Officer,
                                                                  Credit Suisse Group

Maynard J. Toll, Jr.                  11 Madison Avenue           Retired investment Banker;         USA
Board Member                          New York, NY 10010          Chairman, Edmund S. Muskie
                                                                  Foundation; President, Nelson &
                                                                  Toll Properties, Ltd.

                                                                      Schedule D

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.

Name and Title                        Business Address            Principal Occupation              Citizenship
--------------                        ----------------            --------------------              -----------
Joe L. Roby                           11 Madison Avenue           Chairman, Credit Suisse First     USA
Board Member                          New York, NY 10010          Boston business unit

Allen D. Wheat                        11 Madison Avenue           Chairman of the Executive Board   USA
President and Chief Executive         New York, NY 10010          and President and Chief Executive
Officer and Board Member                                          Officer, Credit Suisse First
                                                                  Boston business unit and Member
                                                                  of the Executive Board, Credit
                                                                  Suisse Group

Anthony F. Daddino                    11 Madison Avenue           Chief Administrative Officer,     USA
Chief Administrative Officer          New York, NY 10010          Credit Suisse First Boston
and Board Member                                                  business unit

Brady W. Dougan                       11 Madison Avenue           Head of Equities, Credit Suisse   USA
Division Head-Equities                New York, NY 10010          First Boston business unit
and Board Member

D. Wilson Ervin                       11 Madison Avenue           Head of Strategic Risk            USA
Head of Strategic                     New York, NY 10010          Management, Credit Suisse First
Risk Management                                                   Boston business unit

David C. Fisher                       11 Madison Avenue           Chief Accounting Officer, Credit  USA
Chief Accounting Officer              New York, NY 10010          Suisse First Boston business unit

Gates H. Hawn                         11 Madison Avenue           Head of Financial Services,       USA
Head of Financial Services            New York, NY 10010          Credit Suisse First Boston
Group and Board Member                                            business unit

Stephen A. M. Hester                  11 Madison Avenue           Head of Fixed Income, Credit      USA
Division Head-Fixed Income            New York, NY 10010          Suisse First Boston business unit
and Board Member

Hamilton E. James                     11 Madison Avenue           Co-Head of Investment Banking,    USA
Division Co-Head-Investment           New York, NY 10010          Credit Suisse First Boston
Banking and Board Member                                          business unit

Christopher G. Martin                 11 Madison Avenue           Head of Technology, Operations    USA
Head of Technology, Operations        New York, NY 10010          and Finance, Credit Suisse First
and Finance                                                       Boston business unit

Joseph T. McLaughlin                  11 Madison Avenue           Executive Vice President, Legal   USA
General Counsel and Board Member      New York, NY 10010          and Regulatory Affairs, Credit
                                                                  Suisse First Boston business unit

Robert C. O'Brien                     11 Madison Avenue           Chief Credit Officer, Credit      USA
Chief Credit Officer                  New York, NY 10010          Suisse First Boston business unit

Richard E. Thornburgh                 11 Madison Avenue           Vice-Chairman of the Executive    USA
Chief Financial Officer               New York, NY 10010          Board and Chief Financial
and Board Member                                                  Officer, Credit Suisse First
                                                                  Boston business unit and Member
                                                                  of the Executive Board, Credit
                                                                  Suisse Group

Charles G. Ward, III                  11 Madison Avenue           Co-Head Investment Banking,       USA
Division Co-Head-Investment           New York, NY 10010          Credit Suisse First Boston
Banking and Board Member                                          business unit

Lewis H. Wirshba                      11 Madison Avenue           Treasurer, Credit Suisse First    USA
Treasurer                             New York, NY 10010          Boston business unit

Garret M. Moran                       11 Madison Avenue           Head of Private Equity, Credit    USA
Head of Private Equity                New York, NY 10010          Suisse First Boston business unit

                                                                      Schedule E

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title                        Business Address            Principal Occupation              Citizenship
--------------                        ----------------            --------------------              -----------
Allen D. Wheat                        11 Madison Avenue           Chairman of the Executive Board    USA
Chairman                              New York, NY 10010          and President and Chief
                                                                  Executive Officer, Credit Suisse
                                                                  First Boston business unit and
                                                                  Member of the Executive Board,
                                                                  Credit Suisse Group

Brady W. Dougan                       11 Madison Avenue           Head of Equities, Credit Suisse    USA
Board Member                          New York, NY 10010          First Boston business unit

Stephen A.M. Hester                   11 Madison Avenue           Head of Fixed Income, Credit       United Kingdom
Board Member                          New York, NY 10010          Suisse First Boston business unit

David C. Mulford                      One Cabot Square            Chairman  International,          United Kingdom
Board Member                          London, England E14 4QJ     Credit Suisse First Boston


Stephen E. Stonefield                 One Raffles Link            Chairman of Pacific Region,        USA
Board Member                          Singapore                   Credit Suisse First Boston

Charles G. Ward III                   11 Madison Avenue           Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010          Credit Suisse First Boston
                                                                  business unit

Anthony F. Daddino                    11 Madison Avenue           Chief Administrative Officer,      USA
Board Member                          New York, NY 10010          Credit Suisse First Boston
                                                                  business unit

Hamilton E. James                     11 Madison Avenue           Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010          Credit Suisse First Boston
                                                                  business unit

Gates H. Hawn                         11 Madison Avenue           Head of Financial Services,        USA
Board Member                          New York, NY 10010          Credit Suisse First Boston
                                                                  business unit

Bennett Goodman                       277 Park Avenue             Managing Director and Global       USA
Board Member                          New York, NY 10172          Head of Leveraged Finance Fixed
                                                                  Income Division, Credit Suisse
                                                                  First Boston business unit

David S. Moore                        11 Madison Avenue           Deputy Head of Gobal Equity        USA
Board Member                          New York, NY 10010          Trading, Credit Suisse First
                                                                  Boston business unit

Joe L. Roby                           11 Madison Avenue           Chairman, Credit Suisse First      USA
Board Member                          New York, NY 10010          Boston business unit

Paul Calello                          11 Madison Avenue           Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010          First Boston and Head of Equity
                                                                  Derivatives and Convertibles Unit

Christopher Carter                    17 Columbus Courtyard       Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England E14 4DA     First Boston and Chairman,
                                                                  Global Equity Capital Markets
                                                                  and Head of European Investment
                                                                  Banking

James P. Healy                        11 Madison Avenue           Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010          First Boston and Global Head of
                                                                  Emerging Market Group

John Nelson                           One Cabot Square            Chairman, Credit Suisse First      United Kingdom
Board Member                          London, England E14 4QJ     Boston Europe Limited

Trevor Price                          One Cabot Square            Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England E14 4QJ     First Boston and Head of
                                                                  Developed Markets Rates Business
                                                                  in the Fixed Income Division

Richard E. Thornburgh                 11 Madison Avenue           Vice-Chairman of the Executive     USA
Board Member                          New York, NY 10010          Board and Chief Financial
                                                                  Officer, Credit Suisse First
                                                                  Boston business unit and Member
                                                                  of the Executive Board, Credit
                                                                  Suisse Group

Joseph T. McLaughlin                  11 Madison Avenue           Executive Vice President, Legal    USA
Board Member                          New York, NY 10010          and Regulatory Affairs, Credit
                                                                  Suisse First Boston business unit